

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Steven J. Sell
Chief Executive Officer
agilon health, inc.
1 World Trade Center, Suite 2000
Long Beach, CA 90831

> **Re: agilon health, inc.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2021**
> **File No. 333-254435**

Dear Mr. Sell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 18, 2021

Company History, page 15

1. We note your disclosure that in February 2021 you completed the divestiture of your California operations. Please also disclose in the summary and in MD&A that although you have completed the divestiture, you have retained certain liabilities stemming from your California operations. Additionally, in your risk factor on page 43, please expand your disclosure to identify the types of liabilities that the Company has retained.

Use of Proceeds, page 70

2. We note your revised disclosure in response to prior comment 7. To the extent that the debt under the 2021 Secured Term Loan Facility was incurred within one year, please also describe the use of the proceeds of such indebtedness other than short-term borrowings

used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Paul M. Rodel, Esq.